March 18, 2014

Via Email
United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-7010

ATTENTION:
Loan Lauren P. Nguyen
Special Counsel

Re:	Guate Tourism, Inc. Registration Statement on Form S-1 Filed January 29, 2014 File No. 333-193621

Prospectus Cover Page

1. As you will offer the securities on a best efforts basis, please disclose the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: We have added to the Prospectus Cover Page “The date of this offering will end 180 days from the effectiveness of this registration statement.  There is no minimum purchase requirement and we do not have any arrangements to place your funds in an escrow, trust, or similar account. Any funds that you invest maybe spent immediately by us.”

Prospectus Summary, page 5

2. We note your response to our prior comment 5 and reissue. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise the summary to balance the disclosure by briefly describing the steps that you have taken to date to commence your business and any obstacles you face before you can commence the planned operations. In this regard, disclose the steps that you have accomplished to develop your company. Also revise to disclose the estimated timeframe for implementing these future plans and the steps involved for you to commence your business operations.

Response: We have revised the section.

3. We note the disclosure that if you raise less than 25% of the offering, you will not have enough to cover your offering expenses and professional fees necessary to remain current with your reporting obligations. With a view towards revised disclosure, please tell us how you intend on remaining current with your reporting obligations and clarify whether you have an agreement in place with your officers to provide you the funding in such circumstance. Please revise to fully disclose the consequences to you if you are unable to raise funds from this offering.

Response: We have added this to the section” If we do not raise sufficient funds from this offering we intend on remaining current with our reporting obligations by borrowing funds from our officers. We do not have a formal agreement in place with our officers to provide us with such funding. However we believe that our officers will provide such funding to us as they are majority owners of the company and it is in their interest to see us prosper. In the event that our officers do not loan us such funds when required we will not be able to meet our reporting obligations and will therefore will not be able to list on OTC BB and your investment will stay illiquid. It may also make more difficult for us to raise any future funding.”

Management’s Discussion and Analysis, page 16 Web Development, page 17

4. We note your response to our prior comment 11. The $3,000 referred to in your response appears to relate to hiring a “designer to make major page code and/or graphics changes and additions” as described on page 17. It appears that there is no cost associated with additional future website maintenance, which according to your disclosure on page 17 consists of “updating links and making minor changes to a sentence or paragraph.” Please include this item as a cost in your Use of Proceeds section, or if this is not an additional cost, please explain why.

Response: We have revised the paragraph showing that those “updates” will be included in the price of hiring the designer.

Description of Business, page 20

5. We note your response to our prior comment 15 and reissue in part. Please revise this section to provide investors with details regarding the timelines you face in reaching your goals.

Response: We have revised the section.

Sincerely,

/s/ Blanca Bamaca
President
Guate Tourism Inc.